# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leafly Holdings, Inc., CIK 0001785592
CUSIP: 52178J303
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 113 Cherry Street, PMB 88154,, Seattle,, Washington (WA), 98104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001346554

## Reporting persons
- Tenor Capital Management Company, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 286,595; sole dispositive power 0; shared dispositive power 286,595; aggregate amount beneficially owned 286,595 (8.5% of the class)
  Comment: Please see note in Item 4(a).
- Tenor Opportunity Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 286,595; sole dispositive power 0; shared dispositive power 286,595; aggregate amount beneficially owned 286,595 (8.5% of the class)
  Comment: Please see note in Item 4(a).
- Robin Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 286,595; sole dispositive power 0; shared dispositive power 286,595; aggregate amount beneficially owned 286,595 (8.5% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Leafly Holdings, Inc.
Address of issuer's principal executive offices: 113 Cherry Street, PMB 88154, Seattle, WA 98104

## Item 2. Person Filing
Name of person filing:
Tenor Capital Management Company, L.P.

Tenor Opportunity Master Fund, Ltd.

Robin Shah
Address of principal business office or, if none, residence:
Tenor Capital Management Company, L.P.

Tenor Opportunity Master Fund, Ltd.

Robin Shah

810 Seventh Avenue, Suite 1905, New York, NY 10019
Citizenship:
Tenor Capital Management Company, L.P. - Delaware, US

Tenor Opportunity Master Fund, Ltd. - Cayman Islands

Robin Shah - US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tenor Capital Management Company, L.P. - 8.5%

Tenor Opportunity Master Fund, Ltd. - 8.5%

Robin Shah - 8.5%

The Common Stock (the "Shares") reported herein represents Shares held by Tenor Opportunity Master Fund, Ltd. (the "Master Fund") and Shares the Master Fund can acquire through the exercise of warrants. Tenor Capital Management Company, L.P. ("Tenor Capital") serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

The percentages herein are calculated based upon a statement in the Issuer's 10-Q, filed on November 8, 2024 indicating that there are 3,074,202 Shares issued and outstanding as of November 4, 2024 plus the approximate total number of Shares that the Reporting Persons have acquired and can acquire upon the exercise of warrants in accordance with Rule 13d-3(d)(1)(i) under the Act.
Percent of class:
Tenor Capital Management Company, L.P. - 8.5%

Tenor Opportunity Master Fund, Ltd. - 8.5%

Robin Shah - 8.5%
Sole power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 0

Tenor Opportunity Master Fund, Ltd. - 0

Robin Shah - 0
Shared power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 286,595.00

Tenor Opportunity Master Fund, Ltd. - 286,595.00

Robin Shah - 286,595.00
Sole power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 0

Tenor Opportunity Master Fund, Ltd. - 0

Robin Shah - 0
Shared power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 286,595.00

Tenor Opportunity Master Fund, Ltd. - 286,595.00

Robin Shah - 286,595.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Tenor Capital Management Company, L.P.: /s/ Robin Shah, Robin Shah, Managing Member of its general partner, Tenor Management GP, LLC (02/14/2025)
- Tenor Opportunity Master Fund, Ltd.: /s/ Robin Shah, Robin Shah, Authorized Signatory (02/14/2025)
- Robin Shah: /s/ Robin Shah, Robin Shah (02/14/2025)